Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Huntington Preferred Capital, Inc.

	Year Ended December 31,
(dollar amounts in thousands)	2012		2011		2010		2009		2008

Earnings:
Income (loss) before taxes	$153,783		$178,828		$190,355		$(11,988)		$260,779
Add: Fixed charges, excluding interest on deposits	—		—		—		—		—
Earnings available for fixed charges, excluding interest on deposits	153,783		178,828		190,355		(11,988)		260,779
Add: Interest on deposits	—		—		—		—		—

Earnings available for fixed charges, including interest on deposits	$153,783		$178,828		$190,355		$(11,988)		$260,779

Combined Fixed Charges and Preferred Stock Dividends:
Interest expense, excluding interest on deposits	$—		$—		$—		$—		$—
Interest factor in net rental expense	—		—		—		—		—
Total fixed charges, excluding interest on deposits	—		—		—		—		—
Add: Interest on deposits	—		—		—		—		—
Total fixed charges, including interest on deposits	—		—		—		—		—
Preferred stock dividends	13,205		12,006		12,273		16,195		36,521
Combined fixed charges and preferred stock dividends	$13,205		$12,006		$12,273		$16,195		$36,521

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	11.65	x	14.89	x	15.51	x	(0.74)	x	7.14	x